Exhibit 99.31

SKEENATM	skeenaresources.com

Management
Discussion & Analysis

Six months ended June 30, 2021 and 2020

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2021

INTRODUCTION

The Management Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena” or the “Company”) on August 12, 2021. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements and the related notes thereto for the quarters ended June 30, 2021 and June 30, 2020. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the six months ended June 30, 2021 and the subsequent period up to August 12, 2021, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s SEDAR profile at www.sedar.com or on the Company’s website: www.skeenaresources.com

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101.

This MD&A contains Forward Looking Information.

Please read the Cautionary Statements on page 3 carefully.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe” or “continue” or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. This forward-looking information includes estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, anticipated conclusions of economic assessments of projects, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. These factors include: the ability to obtain permits or approvals required to conduct planned exploration programs; the results of exploration; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena ‘s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian securities administrators, filed on SEDAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Snip gold mine (“Snip”), and the past-producing Eskay Creek gold mine (“Eskay” or “Eskay Creek”), both located in the Golden Triangle region of northwest British Columbia.

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, on the OTCQX under SKREF and on the Frankfurt Stock Exchange under RXF.

EXPLORATION PROPERTIES

Eskay Creek Properly, British Columbia, Canada

Geological background:

The Eskay Creek deposits were developed in a seafloor depositional setting of a bimodal (rhyolitic and mafic rocks) volcanic sequence believed contained within a fault-bounded graben basin with a coeval Volcanic Massive Sulphide VMS exhalative and epigenetic system. The stacked volcanic sequence here consists of footwall rhyolite facies overlain by later hanging wall mafic facies. The two are separated by a clastic mudstone – the Contact Mudstone – which hosts the predominance of mineralization at Eskay Creek (see attached cross sections). The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during the otherwise volcanic stratigraphic sequence. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a lithologically similar lower clastic mudstone (the Lower Mudstone) positioned approximately 100 m stratigraphically below the Contact Mudstone. The position of the Lower Mudstone is stratigraphically analogous to the main Contact Mudstone in that it occurs at a period of sedimentary quiescence during an earlier period of the Eskay Creek bimodal volcanic activity. The presence of the Lower Mudstone demonstrates the stratigraphic and mineralization cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au+Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vent-faults fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites. Historically, this underlying rhyolite-hosted feeder style mineralization saw less production due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and DSO.

Mining history:

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1994 to 2008. From 1994-1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 160 million ounces of silver from 2.2 million tonnes of ore from 1994 until closure in 2008. The property is renowned as having been the highest-grade operation in the world at 45 g/t gold average grade non inclusive of silver credits.

The Eskay Creek mine production is summarized in Table 1.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Table 1: Production History

						Ore
	Gold	Gold	Silver	Silver		Tonnes
	Produced	Produced	Produced	Produced	Ore Tonnes	Shipped
Year	(oz)	(kg)	(kg)	(oz)	Milled	Direct
1995	196,550	6,113	309,480	9,950,401	—	100,470
1996	211,276	6,570	375,000	12,057,000	—	102,395
1997	244,722	7,612	367,000	11,799,784	—	110,191
1998	282,088	8,774	364,638	11,723,841	55,690	91,660
1999	308,985	9,934	422,627	13,588,303	71,867	102,853
2000	333,167	10,363	458,408	14,738,734	87,527	105,150
2001	320,784	9,977	480,685	15,454,984	98,080	109,949
2002	358,718	11,157	552,487	17,763,562	116,013	116,581
2003	352,069	10,951	527,775	16,969,022	115,032	134,850
2004	283,738	8,825	504,602	16,223,964	110,000	135,000
2005	190,221	5,917	323,350	10,396,349	103,492	78,377
2006	106,880	3,324	216,235	6,952,388	123,649	18,128
2007	68,000	2,115	108,978	3,503,861	138,772	—
2008	15,430	480	27,800	893,826	31,750	—
Totals	3,272,628	102,112	5,039,065	162,016,018	1,051,892	1,205,604

Skeena Exploration history:

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the unmined 21A, 21C and 22 Zones of underground mineralization. These near- surface targets are located proximal to the historical mine footprint and hold high potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that have not previously been drill tested and delineate additional resources. The result of this drill programme was incorporated into the results of an initial resource estimate for the Eskay deposit.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred mineralization hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company announced the results of its Eskay Creek PEA completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek goldsilver project. Refer to the Company’s news release dated November 7, 2019, for further details including a full summary of the models and assumptions used in PEA.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

2020-2021 Phase I and Phase II Drill Programs

The Phase I and Phase II drilling programs at Eskay Creek were designed to add confidence to areas of open pit constrained inferred resources through infill drilling. During the option period with Barrick, Skeena was restricted from drilling within 25 metres of existing mine development (the Development Buffer), areas expected to be above average grade. Following completion of the process to acquire a 100% interest in the Eskay Creek project from Barrick, Skeena initiated the Phase II infill drilling program within the 25 metre Development Buffer. The two drilling phases were completed in January 2021, and the new data was incorporated into the Eskay Creek resource update in QI 2021, and PFS on July 22, 2021.

Acquisition from Barrick

On October 2, 2020, Skeena and Barrick Gold Inc. (“Barrick”) amended the terms of the Initial Option agreement, allowing Skeena to exercise its option to acquire a full 100% interest in the Eskay Creek project.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	the issuance to Barrick of 5,625,000 units, with each unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of $10.80 each until October 2, 2022; and
•	the grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
•	a contingent payment, payable if Skeena sells more than a 50% interest in Eskay during the 24 month period after closing, of $15,000,000

As part of this transaction, Barrick has agreed to waive their previous back-in right, which would have allowed them to purchase a 51% interest in the Eskay Creek property under the terms of the previous option agreement. Instead, as a result of this transaction Barrick has become a significant shareholder in Skeena. Barrick could previously have exercised a back-in right by paying Skeena up to three times Skeena’s cumulative expense on the project, forfeiting its entitlement to a royalty, and reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest. This back-in right is no longer in effect.

At closing, Barrick announced that it owned approximately 12.4% of Skeena’s outstanding shares. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro rata ownership via participation in future Skeena financings and to appoint a director to Skeena’s Board of Directors.

RECENT PROGRESS

2021 Exploration Drilling

In January 2021, 5,000 metres of exploratory drilling was performed in select areas of the mine area targeting near surface mineralization. Analytical results for these drill holes were presented in the Company’s news release dated May 4, 2021.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

2021 Resource Update - Eskay Creek Project

On April 7, 2021, the Company announced an updated Mineral Resource Estimate (MRE), for the Eskay Creek project. The updated MRE was derived from 7,583 historical surface and underground diamond drill holes totalling 651,332 metres, with an additional 751 surface diamond drill holes completed by Skeena between 2018-2021 totalling 104,740 metres. The effective date of the MRE was April 7, 2021 and an updated technical report was filed on the Company’s website and its SEDAR profile on May 21, 2021.

Albino Lake Drilling

Albino Lake represents the historical waste rock repository from previous high-grade mining operations at Eskay Creek. Historic mine workings were preferentially developed in potentially mineralized footwall rocks below the mined Contact Mudstone, so the Company has elected to perform an investigative drill program within Albino Lake to determine the resource potential of this historical waste dump. The program was initiated and completed in March 2021 from the frozen surface of the lake and analytical results for these drill holes were presented in the Company’s news release dated May 31 2021.

Additional 2021 NEX Studies

Based upon tonnage 12% of the updated open-pit constrained resources are categorized as Inferred resources. The Company is finalizing a limited surface-based drilling program to convert these pods of widely scattered mineralization into the Indicated and Measured categories. In the area of the Northern Pit Expansion, a program of geotechnical drilling and metallurgical sample collection is ongoing in an effort to upgrade resources to reserves.

2021 Prefeasibility Study - Eskay Creek Project

On July 22, 2021, the Company announced the results of a Prefeasibility Study (“PFS”) completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek project (Tables 2 and 3). The PFS Highlights include:

•	High-grade open-pit averaging 3.37 g/t Au, 94 g/t Ag (4.57 g/t AuEq) (diluted)
•	Proven and Probable Mineral Reserves of 3.88 Moz AuEq (26.4 Mt at 3.37 g/t Au and 94 g/t Ag).
•	After-tax NPV5% of C$1.4 billion, (US$1.1 billion) and 56% IRR at US$l,550/oz Au and US$22/oz Ag
•	After-tax payback period of 1.4 years
•	Pre-production capital expenditures (CAPEX) of C$488M (US$381M)
•	After-tax NPV:CAPEX Ratio of 2.9:1
•	Life of mine (“LOM”) average annual production of 249,000 oz Au, 7,222,000 oz Ag (352,000 oz AuEq) over a 9.8-year mine life
•	LOM all-in sustaining costs (“AISC”) of C$702/oz (US$548/oz) AuEq recovered
•	LOM cash costs of C$651/oz (US$509/oz) AuEq recovered
•	7,945 tonne per day (“tpd”) mill and flotation plant producing saleable concentrate
•	LOM average greenhouse gas (“GHG”) emissions of 0.181 CO2e/oz AuEq

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Table 2:2021 Eskay Creek PFS Project Parameters

Economic Assumptions
Gold Price (US$/oz)	$1,550
Silver Price (US$/oz)	$22
Exchange Rate (US$/C$)	0.78
Discount Rate	5.0%
Contained Metals
Contained Gold (koz)	2,866
Contained Silver ounces (koz)	80,197
Mining
Mine Life	9.8 years
Strip Ratio (Waste:Ore)	8:1
Total Material Mined (excl. rehandle) (kt)	238,030
Total Mineralized Material Mined (kt)	26,419
Processing
Processing Throughput	5,480 tpd (Yr 1) 7,945 tpd (Yr 2-4) 7,400 tpd (Yr 5 onwards)
Average Diluted Gold Grade	3.37 g/t
Average Diluted Silver Grade	94g/t
Average Diluted AuEq Grade	4.57g/t
Production
Gold Recovery	84.2%
Silver Recovery	87.3%
LOM Gold Production (koz)	2,448
LOM Silver Production (koz)	70,902
LOM AuEq Production (koz)	3,455
LOM Avg. Annual Gold Production (koz)	249
LOM Avg. Annual Silver Production (koz)	7,222
LOM Avg. Annual AuEq Production (koz)	352
Operating Costs Per Tonne
Mining Cost (C$/t Mined)	$3.58
Mining Cost (C$/t Milled)	$30.56
Processing Cost (C$/t Milled)	$18.22
G&A Cost (C$/t Milled)	$6.23
Total Operating Costs (C$/t Milled)	$55.01
Other Costs
Transport to Smelter (C$/wmt)	$146
Royalty (NSR %)	2.0%

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$84
LOM Cash Cost (US$/oz AuEq) co-product	$509
LOM AISC (US$/oz Au) net of silver by-product	$138
LOM AISC (US$/oz AuEq) co-product	$548
Capital Expenditures
Pre-production Capital Expenditures (C$M)	$488
Sustaining Capital Expenditures (C$M)	$47
Reclamation Cost (C$M)	$92
Economics
After-Tax NPV (5%) (C$M)	$1,399
After-Tax IRR	56%
After-Tax Payback Period (years)	1.4
After-Tax NPV / Initial Capex	2.9 x
Pre-Tax NPV (5%) (C$M)	$2,174
Pre-Tax IRR	68%
Pre-Tax Payback Period (years)	1.3
Pre-Tax NPV / Initial Capex	4.5 x
Average Annual After-tax Free Cash Flow (year 1-10) (C$M)	$265
LOM After-tax Free Cash Flow (C$M)	$2,118

Table 3: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (PFS)

	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1,400	$1,550	$1,700	$1,950
Silver Price (US$/oz)	$20	$22	$24	$26
After-Tax NPV (5%) (C$M)	$1,162	$1,399	$1,635	$1,985
After-Tax IRR (%)	49%	56%	62%	70%
After-Tax Payback (Years)	1.6	1.4	1.2	1.1
After-Tax NPV/lnitial Capex	2.4 x	2.9 x	3.4 x	4.1 x
Average Annual After-Tax Free Cash Flow (Years 1-10) (C$M)	$231	$265	$300	$352

Refer to the Company’s news release dated July 22, 2021, for further PFS details, including a full summary of the models and assumptions used in PFS. The PFS is derived from the Company’s pit-constrained resource estimate (April 7, 2021) and does not include results from the recently initiated and ongoing 2021 drill program. The effective date of the PFS is July 22, 2021, and a technical report will be filed on the Company’s website and SEDAR within 45 days of the effective date of the PFS.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

2021 Planned Regional Exploration Program

The Company has initiated a program to perform focused and expedited regional and near mine exploration during 2021 with the goal of discovering additional resources that will supplement the existing Eskay Creek PFS mine plan. Pragmatic exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases is underway to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization.

Snip Property, British Columbia, Canada

Mineralization at Snip comprises a southwest-dipping shear-vein (the Twin zone) which produced in-excess of 1 Moz gold. Snip is hosted by the Triassic Stuhini Group, here comprised of a complex stratigraphic sequence of massive feldspathic and lithic greywacke with interbeds of siltstones and mudstones (3 to 15% of the strata), and a less abundant matrix-supported volcanic conglomerate. Adjacent to Snip is the Red Bluff porphyry of early Jurassic age. This quartz-diorite to monzodiorite gold-copper bearing porphyry intrudes the folded Triassic greywacke sequence and is believed responsible for the structurally controlled mineralization at Snip.

The Snip property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1991 to 1999.The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t. Mineralization at Snip comprises a southwest-dipping shear-vein (the Twin zone) which produced in-excess of 1 Moz gold.

On July 31, 2017, Skeena acquired a 100% interest in the Snip past-producing gold mine from Barrick. The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

•	1% Net Smelter Returns royalty interest (“NSR”) retained by Barrick on the Snip property; or

•	subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property, following which the parties will form a joint venture, and Barrick would relinquish its 1% NSR.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of the Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn 60% of Skeena’s interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option; however, Hochschild has not yet provided such notice. Once notice has been provided, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with the Hochschild agreement, on October 16, 2018, Skeena raised gross proceeds of $6,767,398 from the sale of 1,879,833 flow-through common shares of the Company at a price of $3.60 per share.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

RECENT PROGRESS

On July 21, 2020, Skeena announced the first underground mineral resource estimate for Snip, which was reviewed and validated by SRK Consulting (Canada) Inc. The underground mining shape constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 3). In the determination of reasonable prospects for economic extraction, the long hole stoping mining method is contemplated.

Table 4: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

		Tonnes	Contained Grade	Contained Metal
	Domain	(000)	Au (g/t)	Au (000 oz)
Indicated Mineral Resources
	Main - V	165	12.8	68
	Main - S	337	15.0	163
	Twin West	37	10.4	12
Total Indicated		539	14.0	244
Inferred Mineral Resources
	Main - V	287	13.1	121
	Main - S	599	13.4	258
	Twin West	56	12.4	23
Total Inferred		942	13.3	402

A technical report underpinning the maiden underground mineral resource estimate for Snip was filed on the Company’s website and its SEDAR profile on September 3, 2020.

During the last quarter of 2020, a 5,000 m surface-based diamond drilling program was initiated on the Snip Property with the goal of expanding upon the resource base in the near mine environment. Drilling was completed in January 2021 and all results were presented in the Company’s news release dated April 27, 2021. The Company’s drilling has confirmed there remains exploration potential at Snip with the delineation of the 200 Footwall zone, a shear-vein positioned 200 m below Twin which has strong analogues to the Twin zone including the Biotite Spotted Unit, which while unmineralized its presence ties the formation of the 200 Footwall zone to that of the Twin zone. In addition, there is stringer mineralization between the two shears which is worthy of continued exploration.

2021 Phase 3 Program

The 2021 drilling program at Snip is designed to convert Inferred resources from the Company’s 2020 MRE to higher confidence categories (Measured and Indicated) through surface and underground drilling. Dedicated geotechnical drilling is also being completed at the Project. See the Company’s news releases dated May 20, 2021, See the Company’s news release dated July 7, 2021, and August 4, 2021 for further details and assay results.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 2,000,000 (post consolidation) common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 1,600,000 (post consolidation) common shares were issued to Eilat and 400,000 (post consolidation) common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the TaH1tan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the TaH1tan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the carrying value to $Nil.

On April 8, 2021, Skeena announced that a new conservancy to protect the environment and wildlife of TaH1tan territory had been created in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

While historically mining has not been viewed as an environmentally friendly activity, Skeena is committed to minimizing negative environmental impacts of its operations. One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values is the donation of the Spectrum property in order to create the nature conservancy further described near the end of the following section “Social – Relations with Indigenous Communities.”

Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated for future development, updated environmental assessment and mine permits will be required. The Company has completed a gap analysis of existing environmental and socio-economic data required for permit updates. The Company is in the process of carrying out studies required to fill the gaps identified.

Social

Community Relations

The Company has been working in the TaH1tan Territory since 2014 and has developed a strong working relationship with the Nation. TheTaH1tan Nation have a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the TaH1tan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, environmental practices, and contracting and employment opportunities for projects in TaH1tan Territory. Skeena participates in the BC Regional Mining Alliance (BCRMA) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and to deliver value and prosperity to Indigenous Nation partners.

One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established both a Communications Agreement and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tah1tan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tah1tan.

The Tahltan Central Government has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The Tah1tan Central Government has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”) and has identified that the area covering the Spectrum project will be part of a Tah1tan IPCA. While the Tahltan Central Government is further defining the mechanisms they plan to use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,175 in 2019, pertaining to the Spectrum Property reducing the property’s carrying amount to the anticipated net recoverable amount of $NiI.

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

Further to this announcement, the Company announced that it entered into an investment agreement with the TCG, pursuant to which TCG invested $5 million into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the Tahltan Central Government were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 post-consolidation common shares.

The Eskay site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (TSKLH). Skeena has engaged with TSKLH for information sharing about the Project and contracting and business opportunities related to our current activities.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

The highway access to the Eskay site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government to explain the project development plans and request feedback. The highway access also crossed through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the company, and to better communicate those as the Company grows, Skeena established formal mission, vision, and values statements, which are available on Skeena’s website. During 2020 and 2021 the Company also approved and implemented a suite of comprehensive board level polices which are also available on Skeena’s website. A set of complementary operational level policies were developed for staff and contractors, and are being implemented in order to support the board level policies.

On August 20, 2020, the Company received final approval from the Toronto Stock Exchange (“TSX”) to list its shares on the TSX. In planning for graduation from the TSX Venture Exchange to the TSX, Skeena continued strengthening its governance practices. A requirement of the TSX is more robust certification from the CEO and CFO of their responsibilities for the design and maintenance of disclosure controls and procedures and ICFR. During the financial year ended December 31, 2020, the Company designed, adopted, and successfully tested compliance with the COSO 2013 framework for Internal Controls over Financial Reporting (“ICFR”).

As part of the focus on ever-improving corporate governance, the Company has also engaged an independent corporate governance consultant to further assist with improving Skeena’s policies and procedures.

RECENT TRANSACTIONS, including events subsequent to June 30, 2021

Financing Transactions

2021 Financing transactions are covered in the Discussion of Operations section.

Other Capital Transactions

As a result of the Company’s share price increase during 2021, option holders exercised 2,072,945 incentive stock options to purchase common shares throughout the period ended June 30, 2021. This resulted in gross proceeds to Skeena of $6,737,314. Additional exercises subsequent to June 30, 2021 are described in the Outstanding Share Data section near the end of this document.

DISCUSSION OF OPERATIONS

The Company completed the quarter with cash of $55,394,226 (2020 - $37,821,267). Being in the exploration stage, the Company does not have revenue from operations, and relies on equity funding for its continuing financial liquidity.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 3,250,000 (post consolidation) British Columbia super-flow- through shares at a price of $4.62 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 1,443,228 (post consolidation) British Columbia super-flow-through shares at a price of $4.62 per flow-through share and 2,756,856 (post consolidation) National flow- through shares at $4.20 per flow-through share.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

In relation to the financing that closed in two tranches on April 15 and March 31, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds	Amount
Exploration activities	$33,261,506	Exploration activities	$33,261,506

On May 1, 2020, the Company completed the asset purchase agreement to sell 100% of the Company’s interest in the GJ Copper-Gold Property to Newcrest Red Chris Mining Limited (“Newcrest”) in consideration for a cash payment of $7,500,000 and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

On June 17, 2020, the Company announced that it would recommence drilling on the Eskay Project following a brief suspension due to COVID-19 issues. Surface based drilling at Eskay Creek began in late June 2020 with two surface drill rigs. Incorporating the newly developed workflows associated with the Company’s vigorous Infection Prevention Strategy, additional drill rigs were carefully added to the program utilizing a staged approach. The drilling schedule culminated with seven rigs performing delineation and exploratory drilling across the project until December 2020. Initially, drilling focused on the completion of the Phase I program of infill on the 21A, 21B and 21C Zones (24,000 metres) paralleled by resource expansion drilling in the near-mine environment.

On September 3, 2020, the Company completed an independent Nl 43-101 Mineral Resource Estimate and Technical Report for the Snip gold project. A summary of the results is provided under the Recent Progress section above. The detailed technical report is available both under Skeena’s profile on SEDAR and on the Company’s website.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick and Skeena now owns 100% of the Eskay Creek gold-silver project. Further details are provided under the Acquisition from Barrick section above.

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 4,893,617 (post consolidation) common shares at a price of $9.40 per common share.

In relation to the overnight marketed public offering that closed on November 17, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration and development activities	$46,000,000	Exploration and development activities	$35,936,000
		Exploration-related capital asset additions (buildings and field equipment)	$10,064,000
		Total	$46,000,000

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,002 were raised by the issuance of 607,143 (post consolidation) flow-through shares at a price of $14 per flow- through share.

In relation to the financing that closed on December 22, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration activities	$8,500,002	Exploration activities	$8,500,002

On February 24, 2021, the Company announced a non-brokered private placement offering to raise gross proceeds of approximately $20,000,000 through the issuance of 1,111,111 (post consolidation) flow-through shares, at a price of $18 per flow-through share. On March 8, 2021, the Company closed the first tranche of this non-brokered private placement, whereby gross proceeds of $12,770,937 were raised by the issuance of 709,497 (post consolidation) flow- through shares at a price of $18 per flow-through share. On March 31, 2021, the Company closed the second tranche of this non-brokered private placement, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 (post consolidation) flow-through shares at a price of $18 per flow-through share. Finally, on April 12, 2021, the Company closed the final tranche of a non-brokered flow-through private placement, raising gross proceeds of $4,282,227 through the issuance of 237,901 (post consolidation) common shares of the Company, at a price of $18. In total, the private placement announced on February 24, 2021, resulted in Skeena raising gross proceeds of $21,533,164 from the sale of 1,197,398 flow-through common shares at a price of $18 per share.

In relation to the financings mentioned above, where the final tranche closed on April 12, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds to date	Amount
Exploration activities	$21,553,164	Exploration activities	$20,432,628
		Commitment to spend on exploration activities	$1,120,536
		Total	$21,553,164

On May 17, 2021, the Company closed an overnight marketed public offering whereby gross proceeds of $57,500,003 were raised by the issuance of 4,637,097 (post-consolidation) common shares at a price of $12.40 per common share.

In relation to the overnight marketed public offering that closed on May 17, 2021, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Category of expenses	Planned use of Proceeds	Actual Amount Spent
Exploration and development activities. engineering and feasibility studies, and general working capital and administration.	$57,500,003	Exploration and development activities	39,500,003	431,313
		Engineering and feasibility studies	12,000,000	2,170,000
		General working Capital and administration	6,000,000	625,000
		Total	$57,500,003	$3,226,313

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-June-21		31-Mar-21		31-Dec-20		30-Sep-20
Revenue (1)	-		-		-		-
Loss for the quarter	$(25,984,174	)(2)	$(29,911,694	)(3)	$(36,230,942	)(4)	$(17,882,689	)(5)
Loss per share	$(0.46)		$(0.71)		$(0.86)		$(0.42)

Quarter ended	30-June-20		31-Mar-20		31-Dec-19		30-Sep-19
Revenue(1)	-		-		-		-
Loss for the quarter	$(1,118,589	)(6)	$(5,078,919	)(7)	$(13,517,659	)(8)	$(8,870,741	)(9)
Loss per share	$(0.03)		$(0.17)		$(0.50)		$(0.33)

(1)	this being an exploration stage company, there are no revenues from operations.
(2)	includes exploration expenditures of $23,615,967 and share-based payments of $6,707,858
(3)	includes exploration expenditures of $29,192,491 and share-based payments of $752,724
(4)	includes exploration expenditures of $38,691,162 and share-based payments of $1,728,447
(5)	includes exploration expenditures of $21,997,112 and share-based payments of $438,619
(6)	includes exploration expenditures of $4,949,020 and share-based payments of $599,177
(7)	includes exploration expenditures of $4,821,077 and share-based payments of $397,976
(8)	includes exploration expenditures of $6,267,537, and impairment of mineral property interests of $7,362,175
(9)	includes exploration expenditures of $4,334,987 and share-based payments of $932,424 and impairment of mineral property interests of $3,283,144

Loss for the quarter ended June 30, 2021

Losses of $25,984,174 in the three months ended June 30, 2021 (“Q221”) were greater than losses during the three months ended June 30, 2020 (“Q220”) of $1,118,589. The primary reasons for the increase in losses between Q221 and Q220 are an increase in exploration and evaluation expenditures to $23,615,967 in Q221 (Q220 - $4,949,020) and an increase in share-based compensation to $6,707,858 in Q221 (Q220 - $599,177), partially offset by an increase in flow-through share premium recovery in Q221 to $4,991,259 (Q220- $749,886) and finally a decrease in gain on sale of mineral property in Q221 to $Nil (Q220 - $4,118,439).

Exploration and evaluation expenditures increased in total, due to the increased activity on the Company’s Eskay and Snip properties, as described in more detail in the following section. The flow-through share premium recovery was greater in Q221 than in Q220 due to an increase in flow-through eligible exploration expenses in Q221, driven by the same increase in spring drilling in Q221. This recovery is recorded when qualifying flow-through expenditures (“Canadian Exploration Expenditures” or “CEE”) are made by Skeena, thereby satisfying the commitment. Flow- through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

The issuance of flow-through shares in 2020 created a commitment by Skeena to incur $41,761,508 in qualifying CEE on or before December 31, 2021. As of June 30, 2021, this commitment has been fully satisfied. The issuance of flow- through shares to June 30, 2021 created a commitment by Skeena to incur $21,553,164 in qualifying CEE on or before December 31, 2022. As of June 30, 2021, there is $1,120,536 of this commitment remaining.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Discussion of Exploration and Evaluation expenses for the quarter ended June 30, 2021

(Thousands of Canadian dollars)

Three months ended June 30,2021	Eskay	Snip	Total
Claim renewals and permits	$136	$24	$160
Fieldwork, camp support	4,079	1,664	5,743
Camp and Safety	1,723	180	1,903
Transportation and Logistics	1,507	760	2,267
Equipment Rental	1,731	103	1,834
Assays and analysis/storage	342	530	872
Community relations	17	-	17
Drilling	1,006	2,190	3,196
Environmental studies	1,151	52	1,203
Geology, geophysics, and geochemical	2,141	752	2,893
Fuel	527	211	738
Helicopter	707	630	1,337
Electrical	404	132	536
Metallurgy	70	5	75
Amortization (Note 11)	484	-	484
Accretion	15	-	15
Share based payments	306	144	450
BC METC Recovery & PST refund	(107)	-	(107)
Total for three months ended June 30, 2021	$16,239	$7,377	$23,616

(Thousands of Canadian dollars)

Three months ended June 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$24	$-	$24
Fieldwork, camp support and local office	1,850	417	2,267
Assays, analysis and storage	52	9	61
Community relations	13	-	13
Drilling	52	-	52
Environmental studies	528	115	643
Geology, geophysics, and geochemical	823	261	1,084
Fuel	62	23	85
Helicopter	216	58	274
Electrical	4	-	4
Metallurgy	52	-	52
Amortization	3	-	3
Accretion	1	-	1
Share-based payments	363	23	386
Total for the three months ended June 30, 2020	$4,043	$906	$4,949

Exploration and evaluation expenditures increased across many categories increased for the three months ended June 30, 2021 as compared with the three months ended June 30, 2020, mainly due to the increased activity on the Company’s Eskay and Snip properties. The Company performed both regional and focused diamond drilling programs on the Eskay and Snip properties during the three months ended June 30, 2021, compared to the more limited drilling programs due to the COVID-19 pandemic during the three months ended June 30, 2020. Finally, the completion of the Eskay Creek Pre-Feasibility Study during the three months ended June 30, 2021, led to an increase in the overall exploration and evaluation expenditures compared to the three months ended June 30, 2020.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Loss for the six months ended June 30, 2021

Losses of $55,895,868 in the six months ended June 30, 2021 (“H1-21”) were greater than losses during the six months ended June 30, 2020 (“H1-20”) of $6,197,508. The primary reasons for the increase in losses between H1-20 and H1-21 are an increase in exploration and evaluation expenditures to $52,808,458 in H1-21, (H1-20 - $9,770,097), an increase in share-based compensation to $7,460,582 in H1-21, (H1-20 - $997,153), an increase in wages to $1,219,383 in H1-21, (H1-20- $691,426), an increase in professional fees to $786,398 in H1-21 (H1-20 - $185,024), and an increase in consulting expenses to $1,890,379 in H1-21 (H1-20 - $553,517). These expenditures were partially offset by an increase in flow-through share premium recovery in H1-21 to $8,031,161 (H1-20- $1,560,486). There was also a decrease in the gain on sale of mineral property, registering $Nil in H1-21 (H1-20 - $4,118,439). Overall, expenditures increased between H1-20 and H1-21 primarily as a result of the advancement of the Eskay Creek project, and the resulting corporate and strategic growth.

Discussion of Exploration and Evaluation expenses for the six months ended June 30, 2021

(Thousands of Canadian dollars)

Six months ended June 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$248	$41	$289
Fieldwork, camp support	6,669	2,822	9,491
Camp and Safety	4,336	402	4,738
Transportation and Logistics	3,686	2,113	5,799
Equipment Rental	6,438	713	7,151
Assays and analysis/storage	2,380	698	3,078
Community relations	38	-	38
Drilling	2,742	4,310	7,052
Environmental studies	2,102	581	2,683
Geology, geophysics, and geochemical	4,890	1,028	5,918
Fuel	1,404	625	2,029
Helicopter	1,020	1,791	2,811
Electrical	500	308	808
Metallurgy	169	10	179
Amortization (Note 11)	647	-	647
Accretion	35	-	35
Share based payments	627	276	903
BC METC Recovery & PST refund	(840)	-	(840)
Total for six months ended June 30, 2021	$37,091	$15,718	$52,809

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

(Thousands of Canadian dollars)

Six months ended June 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$27	$46	$73
Fieldwork, camp support and local office	3,622	417	4,039
Assays and analysis/storage	360	26	386
Community relations	58	13	71
Drilling	1,039	-	1,039
Environmental studies	1,042	165	1,207
Geology, geophysics, and geochemical	1,479	332	1,811
Fuel	169	24	193
Helicopter	259	61	320
Electrical	12	-	12
Metallurgy	71	-	71
Amortization	3	-	3
Accretion	1	-	1
Share-based payments	511	33	544
Total for the six months ended June 30, 2020	$8,653	$1,117	$9,770

Exploration and evaluation expenditures increased across many categories for the six months ended June 30, 2021, as compared with the six months ended June 30, 2020, mainly due to the increased activity on the Company’s Eskay and Snip properties. More specifically, in H1-21 the Company maintained a significant focus on and infill drilling to be included in the Eskay Creek MRE and PFS, in addition to exploration activity at Albino Lake, Snip, and a separate Eskay Creek regional exploration program. In H1-20 exploration and drilling programs were significantly curtailed by the COVID-19 pandemic and restrictions, and thus resulting exploration and evaluation expenditures were minimal in comparison with H1-21. Finally, exploration and evaluation expenditures increased as the Company advanced towards the completion of the pre-feasibility study during H1-21.

Cash flows for the six months ended June 30, 2021

The Company’s operating activities consumed net cash of $62,690,736 (H1-20 - $13,526,193) during the six months ended June 30, 2021 (“H1-21”). This was primarily due to increased exploration spending in H1-21, which increased the net loss for the period without impacting the “items not affecting cash.” In relation to financing activities, the Company raised net proceeds of $79,053,270 through share issuance activity during the six months ended June 30, 2021, which was an increase over the total of $32,075,871 raised during six months ended June 30, 2020. In H1-21 no warrants were exercised, whereas the Company received proceeds of $5,571,366 upon the exercise of warrants during six months ended June 30, 2020. In H1-21 proceeds of $6,737,314 were received upon the exercise of options (H1-20 - $570,696), a significant increase, due to the Company’s significant share price appreciation over the past year. Additionally, in H1-21 $5,000,000 was raised through the issuance of rights to obtain common shares, via an investment from the TaH1tan Central Government. Cash consumed in investing activities grew during the six months ended June 30, 2021. Capital asset additions and lease payments increased, both due primarily to finishing the construction and refurbishment of camp housing facilities as well as having signed leases for the use of camp housing facilities, as part of the Company’s COVID-19 strategy. There was a significant increase in purchase of marketable securities during the six months ended June 30, 2021 for $3,415,826, compared to $Nil during the six months ended June 30, 2020 and sale of marketable securities generated cash of $1,255,865 during six months ended June 30, 2021, compared to $22,500 during the six months ended June 30, 2020. Finally, there was a decrease in proceeds from sale of mineral property from $7,500,000 during the six months ended June 30, 2020, to $Nil during the six months ended June 30, 2021.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital1 of $45,887,000 as at June 30, 2021 (Q220 – $35,269,000). Being in the exploration stage, the Company does not have revenues from operations, and relies on equity funding for its continuing financial liquidity.

While additional funds were raised during the current fiscal year, management cautions that the Company’s ability to raise additional funding is not certain. Additional funds will be required in order to pursue the Company’s current exploration and development plans. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include, but are not limited to, the following:

•	Recoverable value of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

•	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions, particularly when sufficient information required for a more precise estimate is still being gathered. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of the condensed interim consolidated financial statements.

•	Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

•	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

1 Working capital, a non-GAAP-measure, is defined as current assets net of current liabilities.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

•	Recovery of receivables

The Company estimates the collectability and timing of collection of its receivables, classifying them as current assets or long-term assets, and applies provisions for collectability when necessary.

•	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is exposed to credit risk in relation to the receivables balances; however, the receivables balance included in financial instruments is immaterial to the Company. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the Consolidated Statement of Comprehensive Loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the unaudited condensed interim consolidated financial statements for the period ended June 30, 2021.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods ended June 30, 2021 and 2020 is as follows:

	Six months ended June 30,
	2021	2020
Director remuneration[1]	117,500	57,889
Officer & key management remuneration[1]	747,500	397,500
Share-based payments	7,534,524	1,014,029

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the six months ended June 30, 2021 and 2020. Related party sharebased payment expenses in the table above are shown as a component of both administrative share-based compensation and of exploration expenditures. Total share-based payments expense for the year is comprised of $7,461,000 of administrative share-based compensation as well as an additional $903,000 included within exploration expenditures in the consolidated statement of loss and comprehensive loss.

Director remuneration totalling $117,500 for the six months ended June 30, 2021, was paid to the group of independent Directors: Craig Parry, Borden Putnam, Suki Gill, and Greg Beard, in relation to director compensation. Officer and key management remuneration for the six months ended June 30, 2021, totalled $747,500 and was paid to the Officers and key management of the Company in relation to salaries. This group includes Walter Coles, CEO; Stikine Partners LLC for the services of Walter Coles; Andrew MacRitchie, Chief Financial Officer; Shane Williams, Chief Operating Officer; and Paul Geddes, Vice President, Exploration & Resource Development. The Black-Scholes value attributable to the vesting of incentive stock options over the six months ended June 30, 2021 was $1,631,773 to directors and $5,902,751 to officers and key management (Q220: $323,020 to directors and $691,009 to officers and key management).

Recoveries

During the period ended June 30, 2021, the Company recovered $9,444 (Q220- $81,794) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2021 is $Nil (December 31, 2020 - $ 351,441) due to an officer, in relation to officer compensation.

Receivables

Included in receivables as at June 30, 2021 is $18,793 (December 31, 2020 - $3,622) due from companies with common directors or officers, in relation to office rent and other recoveries.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52 - 109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. These controls are meant to provide reasonable assurance that information that requires disclosure by the Company is recorded, processed, summarized, and reported in a timely fashion. Due to its inherent limitations, DC&P and ICFR may not prevent or detect all misstatements as they can only provide reasonable assurance that the objectives of the internal control environment are met. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

Changes in Internal Control over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Company’s ICFR in the six months ended June 30, 2021, which have materially affected, or are reasonably likely to materially affect, ICFR.

Risk Factors

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The base case Pre-Feasibility study is expected to contemplate the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party. This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena does not currently have an agreement to interconnect with this third party, and such an agreement would be necessary; therefore, there is a risk that Skeena Resources and the third party will not be able to come to such an agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

COVID 19 and Other risks

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Vice-President of Exploration and Resource Development, and a “Qualified Person” as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserve and resource estimates were prepared in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in order to classify mineralization as a reserve. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the condensed interim consolidated financial statements of the Company.

The Company has previously had operations in other countries and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements during the six month period ended June 30, 2021.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

June 30, 2021

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2021:

Common Shares:
Shares outstanding at June 30, 2021	62,092,892
Stock options exercised at an average price of $5.67 per share	68,792
Investment rights converted to common shares - July 19, 2021	199,642
Shares outstanding at August 12, 2021	62,361,326

Stock Opltions:
Options outstanding at June 30, 2021	5,669,851
Options exercised at an average price of $5.67 per share	(68,792)
Options outstanding at August 12, 2021	5,601,059

Warrants
Warrants outstanding at June 30, 2021
and August 12, 2021	2,812,500

Investment rights:
Tahltan investment rights outstanding at June 30, 2021	399,285
Investment rights converted to common shares - July 19, 2021	(199,642)
Tahltan investment rights outstanding at August 12, 2021	199,643

Shares reserved but unissued under the long-term incentive plan:
Long-term incentive shares reserved at June 30, 2021
and August 12, 2021	48,079

OTHER INFORMATION

List of Directors and Officers

Directors:	Officers:
Craig Parry (Chair), Vancouver, BC, Canada	Walter Coles, Jr., President & CEO
Walter Coles, Jr., San Juan, PR, USA	Andrew MacRitchie, Chief Financial Officer
Suki Gill, Vancouver, BC, Canada	Shane Williams, Chief Operating Officer
Borden R. Putnam III, Halfmoon Bay, CA, USA	Paul Geddes, P. Geo., VP Exploration & Resource Development
Greg Beard, New York, NY, USA	Justin Himmelright, VP Sustainability
Robert Kiesman, Corporate Secretary

Company solicitors:	Auditors:
McCarthy Tétrault LLP	Grant Thornton LLP

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